RMS

18007822

Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 67444

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 01, 2017 (MM/DD/YY) AND ENDING December 31, 2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Eurekacap Partners Inc

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

673 5th Ave FL 5
(No. and Street)

New York (City) N.Y. (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Martin Pollock 212-521-6795
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael Coglianese CPA. PC
(Name – *if individual, state last, first, middle name*)

125 E Lake Street (Address) Bloomingdale (City) IL (State) 60108 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 12 2018
DIVISION OF TRADING & MARKETS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

GA

OATH OR AFFIRMATION

I, Burke Farrell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gyrabrace Partners Inc, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Director

Title

Notary Public

MARYANN RUGGIERO
Notary Public, State of New York
Reg. No. 01RU6202240
Qualified in Westchester County
Commission Expires March 16, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Eurekacap Partners Inc

Table of Contents

Eurekacap Partners Inc.
STATEMENT OF FINANCIAL CONDITION
December 31, 2017

ASSETS

Cash	$	366,867
Due From Related Entity		69,056
Prepaid Expense		2,850
Total Assets		438,773

LIABILITIES AND STOCKHOLDERS EQUITY

Accounts Payable		7,717
Commissions Payable		4,627
Taxes Payable		19,268
Total Liabilities		31,612
Capital		
Common Stock		100,000
Retained Earnings		307,161
		407,161
Total Liabilities & Stockholders Equity	$	438,773

See notes to financial statements

EUREKACAP PARTNERS INC

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2017

1. Organization of the Company

Eurekacap Partners, Inc. (the "Company") is registered with the Financial Industry Regulatory Authority ("FINRA") as a Broker Dealer and is exempt from the Securities and Exchange Commission Rule 15c3-3 under Section (k)(2)(i). The Company is a 100 % owned subsidiary of Eureka Capital Limited. ("ECL" organized in Hong Kong)

2. Nature of Business

The Company introduces accredited investors to hedge funds and long only funds for which the Company receives referral fees and performance fees from the hedge funds. The fees are paid directly to the Parent Company.

3. Summary of Significant Accounting Policies

Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, revenues and expenses.

Revenue Recognition

Under the terms and conditions as disclosed in Note 4, the Company performs certain services for its parent and recognizes fees for those services monthly as more fully disclosed in Note 4.

Income tax positions

The Financial Accounting Standards Board ("FASB") issued a standard that clarifies the accounting and recognition of income tax positions taken or expected to be taken in the Company's income tax returns. The Company has analyzed tax positions taken for filing with the Internal Revenue Service and all state jurisdictions where it operates. The Company believes that income tax positions will be sustained upon examination and does not anticipate any adjustments that would result in a material adverse effect on the Company's financial condition, results of operations or cash flows. Accordingly the Company has not recorded any reserves or related accruals for interest and penalties for uncertain income tax positions. If the Company incurs interest or penalties as a result of unrecognized tax positions the policy is to classify interest accrued with interest expense and penalties theron with operating expenses. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

4. Related Party Transactions

The Company is party to an agreement with a related entity (Eureka Capital Partners (HK) Limited ("ECP–HK").ECP-HK Is organized in Hong Kong and is a 100 % owned subsidiary of ECL. The Company performs marketing activities for investment into hedge funds from potential investors based primarily in the United States. In consideration of the performance of these services, ECP-HK pays all overhead and operational expenses incurred by the Company plus 8.0% of such expenses. During the year ended December 31, 2017, the Company recognized $737,263 of revenue from ECP-HK under the terms of this agreement. At December 31, 2017 $69,056 was due from ECP-HK.

5. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-l, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1,500%. At December 31, 2016, the Company's net capital of $272,585 was $267,585 in excess of its required net capital of $5,000. The ratio of aggregate indebtedness to net capital was 16.18 %.

6. Reserve Requirement Computation

The Company is registered with FINRA as a Broker Dealer exempt from SEC Rule 15c3-3 under Section (k)(2)(i). Therefore, they are not required to compute 15c3-3 Reserve Requirements.

7. Possession and Control Requirements

The Company is registered with FINRA as a Broker Dealer exempt from SEC Rule 15c3-3 under Section (k)(2)(i). Therefore, they are not subject to Possession or Control Requirements under SEC Rule 15c3-3.

8. Concentration of Cash

The company maintains its cash at financial institutions in bank deposits, which may exceed federal insured limits. The company has not experienced any losses in such accounts. The company believes it is not exposed to any significant risk with respect to cash.

9. Capital Stock

The company has authorized the issue of 1,500 shares of no par value common stock. Shares of common stock are voting shares. Dividends are paid at the discretion of the board of directors.

10. Retirement Plan

The company has a simple IRA plan. The company contributed to the retirement plan for the year in the amount of $19,250.

11. Subsequent Events

The Company has evaluated events and transactions that occurred between December 31, 2016 and the date of the audit report, which is the date the financial statements were available to be issued .